Dechert
LLP

40-33

[redacted]

08015769

1775 I Street, N.W.
Washington, D.C. 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

BRENDAN C. FOX

brendan.fox@dechert.com
+1 202 261 3381 Direct
+1 202 261 3081 Fax

May 16, 2008

SEC Mail
Mail Processing
Section
MAY 16 2008
Washington, DC
109

*VIA COURIER*

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to PIMCO Funds (File No. 811-5028)

Dear Sirs:

Enclosed for filing on behalf of the registered investment company captioned above, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Answer and Additional Defenses of Defendant PIMCO Funds to First Amended and Consolidated Class Action Complaint, dated September 6, 2007, in *Kohen v. Pacific Investment Management Company LLC*, (U.S.D.C., N.D. Ill) (Case No. 1.05-CV-04681).

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Brendan C. Fox

PROCESSED
MAY 21 2008
THOMSON REUTERS

SEC Mail
Mail Processing
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MAY 16 2008
Washington, DC
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BCF/aaa

Enclosures

cc: (w/o enclosures)
Kevin Broadwater
Pacific Investment Management Company LLC



U.S. Austin Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton
San Francisco Washington DC EUROPE Brussels London Luxembourg Munich Paris

**IN THE UNITED STATES DISTRICT COURT**
**FOR THE NORTHERN DISTRICT OF ILLINOIS**
**EASTERN DIVISION**

| | |
|---|---|
| JOSEPH A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY,<br><br>Plaintiffs,<br><br>v.<br><br>PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and JOHN DOES 1-100,<br><br>Defendants. | No. 05 C 4681<br><br>Hon. Ronald A. Guzman |



## ANSWER AND ADDITIONAL DEFENSES OF DEFENDANT PIMCO FUNDS TO FIRST AMENDED CONSOLIDATED CLASS ACTION COMPLAINT

Defendant PIMCO Funds, by its undersigned counsel, for its answer to the First Amended Consolidated Class Action Complaint ("Complaint") states as follows:

The Complaint, consisting of over 100 paragraphs, contravenes the Federal Rules of Civil Procedure by improperly mixing purported factual averments with argumentative rhetoric so as to make admissions or denials of such averments difficult, if not impossible. In addition, many of the allegations in the Complaint are overly broad, vague, conclusory, and/or include terms which are undefined and susceptible to different meanings. Finally, the Complaint is unclear in that it ascribes the term "PIMCO" two different meanings throughout the Complaint: at times "PIMCO" seems to refer solely to Defendant Pacific Investment Management Company, LLC, and at other times "PIMCO" seems to refer collectively to Defendants Pacific Investment Management Company, LLC and PIMCO Funds. Accordingly, by way of general response, all allegations in the



101

Complaint are denied, unless specifically admitted. Moreover, any purported factual averment that is admitted below is admitted only as to the specific facts and not as to any conclusions, characterizations, implications or speculation which are contained in the averment or the Complaint as a whole. To the extent that the headings in the Complaint are intended to make averments of fact or characterizations of events, they are denied. The comments and objections in this preliminary statement are incorporated, to the extent appropriate, into each numbered paragraph of this Answer.

## I. SUMMARY OF ALLEGATIONS

1. (a) Between 2000 and 2004, the volume and open interest of Chicago Board of Trade Ten Year Treasury Note futures contract trading steadily increased while the "float" (or readily available trading supply) of deliverable notes remained constant or somewhat declined.

(b) By late 2004 and 2005, this growing imbalance made such Ten Year Treasury Note futures contracts much more susceptible to manipulation by a person who controlled large long positions, refused to liquidate such long positions, and otherwise exacerbated an imbalance between the volume of futures contracts and the readily available supply of notes to deliver thereunder.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 1.

2. With knowledge of the foregoing, Pacific Investment Management Company LLC (hereinafter "PIMCO") dramatically changed its prior behavior in late 2004 and 2005.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 2.

3. First, PIMCO engaged in the highly unusual conduct of purchasing, by March 31, 2005, an extraordinarily large long position of in excess of $16,000,000,000

worth of the June 2005 Ten Year Treasury Note futures contract (sometimes referred to as "June contract").

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 3.

4. Second, as the open interest in the June contract plunged by 70% during a short time in May and June 2005, PIMCO engaged in the highly unusual conduct of not commensurately (or at all) liquidating its extraordinary June contract long positions.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 4.

5. Third, during the time from April 1 until end of June 2005, PIMCO engaged in the highly unusual conduct of purchasing an extraordinarily large holding, $13.3 billion worth, of the U.S. Treasury note that was the cheapest to deliver on the June contract.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 5.

6. As a result of all this highly unusual conduct, (a) PIMCO held a substantial portion of the open interest in the June contract from late May 2005 forward; (b) during June 2005, this portion grew to in excess of 60% of the open June contracts; and (c) by the end of the June contract, PIMCO's holding of the cheapest to deliver note constituted between in excess of 75% and 90% of the float (i.e., the readily available trading supply) in such note.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 6.

7. PIMCO's foregoing highly unusual conduct manipulated the prices of the June contract to artificially high levels and increased the volatility of prices of the June contract during May and June 2005.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 7.

8. Such conduct was also a cause of a number of additional highly unusual occurrences indicative of June futures contract price artificiality. These included: (a) an extremely high number of "fails" occurred in the repo market for the cheapest to deliver note on the June contract; (b) such note traded "special" at substantial premiums; (c) normal price relationships between the note and other notes were thrown out of line; and (d) various regulatory changes were enacted to prevent PIMCO from repeating its highly unusual conduct, e.g., the Chicago Board of Trade placed a maximum limit on positions of 50,000 contracts and the U.S. Treasury required position reports from persons holding in excess of $2,000,000,000 in any note issue.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 8.

9. Although the new 50,000 contracts limit is an enormous position, it is less than 33 1/3% of the known long position in the June contract that PIMCO held. Although $2,000,000,000 is a large note position, PIMCO held almost six times that amount after its corner of the cheapest to deliver note on the June contract.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 9.

10. From June 2005 forward, market participants have claimed that a short squeeze had occurred, and the United States Treasury and possibly others have begun to investigate whether a squeeze in the cheapest to deliver notes did occur

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 10.

11. As the holder of an extraordinarily large long position in the June contract as well as significant portions of a deliverable supply, PIMCO had important responsibilities and duties to the market including duties to make its holdings of cheapest to deliver notes available and to liquidate its futures contracts. PIMCO intentionally

failed to observe these duties and responsibilities. On the contrary, PIMCO intentionally exacerbated the conditions to inflate prices.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 11.

12. After the June contract finished trading, PIMCO, per its CEO, sought to explain PIMCO's highly unusual conduct by stating that PIMCO would continue to hold for investment its extraordinary concentrated position in the illiquid note which was then no longer deliverable. But PIMCO turned around and sold (or was already selling) all of its holdings of such note in order to "bury the corpse" of its manipulation of the June contract by September 30, 2005.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 12.

13. PIMCO intended to and did manipulate prices of the June contract to artificially high levels during the Class Period. Plaintiffs held short positions in the June contract during the Class Period and purchased back such June contracts at the artificially high prices caused by PIMCO's highly unusual behavior during the Class Period. PIMCO's unlawful conduct caused damages to plaintiffs.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 13.

## II. JURISDICTION AND VENUE

14. A United States Treasury note with a maturity between 6.5 and 10 years ("Treasury note") is a "commodity" and is the "commodity underlying" 10-year Treasury note futures contracts traded on the Board of Trade of the City of Chicago ("CBOT"). See Sections 1a(4) and 22 of the CEA, 7 U.S.C. §§ 1a(4) and 25(a)(1)(D), respectively.

**ANSWER:**

Admitted.

15. This Court has jurisdiction over this action pursuant to Section 22 of the CEA, 7 U.S.C. § 25, and 28 U.S.C. §§ 1331 and 1337.

**ANSWER:**

Admitted.

16. The CBOT is located at 141 West Jackson Boulevard, Chicago, Illinois 60604. Venue is proper in this District pursuant to Section 22 of the CEA, 7 U.S.C. § 25(c), because the claims arose in this District. Defendants' unlawful acts manipulated the prices of the June 2005 and 10- year Treasury notes futures contract traded on the CBOT.

**ANSWER:**

PIMCO Funds admits that the CBOT is located at 141 West Jackson Boulevard, Chicago, Illinois 60604, but denies the remaining allegations in paragraph 16.

17. The defendants, directly and indirectly, made use of the means and instrumentalities of transportation or communication in, or the instrumentalities of, interstate commerce, or of the mails in the connection with the unlawful acts and practices and course of business alleged herein.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 17.

## III. PARTIES

*Plaintiffs*

18. During and before the Class Period, plaintiff Josef Kohen sold short June contracts. During the Class Period, Kohen liquidated or purchased back these contracts at a loss.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 18

19. During the Class Period, plaintiff Richard Hershey purchased a June 10-year Treasury notes futures contract to liquidate a short position, and incurred a loss on the transaction.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 19.

20. During and before the Class Period, plaintiff Breakwater Trading LLC, sold a very large short position of in excess of 10,000 June 10-year Treasury note futures contracts. During the Class Period, it purchased June contracts in order to liquidate its short positions, and incurred a loss on such transactions.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 20.

21. The prices that plaintiffs paid to purchase back June contracts during the Class Period were artificially high and caused losses and damages to each plaintiff.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 21.

*Defendant*

22. Pacific Investment Management Company LLC (hereinafter "PIMCO") is an institutional money manager specializing in fixed income management. PIMCO is incorporated in the state of Delaware and is headquartered in Newport Beach, California. PIMCO manages the largest investment company bond funds in the U.S.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 22.

23. PIMCO Funds is a Massachusetts trust and registered open end management investment company consisting of separate portfolios. Such portfolios include the Total Return Fund and other funds alleged herein. PIMCO, through William Gross and various other persons, caused PIMCO Funds to purchase the aggregate Ten Year Treasury Note futures contract positions and aggregate February 2012 U.S. Treasury Note holdings alleged herein. Because PIMCO managed and controlled PIMCO Funds and caused PIMCO Funds' conduct at issue herein, PIMCO and PIMCO Funds are referred to collectively in this complaint as "PIMCO".

**ANSWER:**

PIMCO Funds admits that it is a Massachusetts trust and registered open end management investment company, but denies the remaining allegations contained in Paragraph 23.

24. PIMCO spoke to other market participants and acted through or with its associate John Doe defendants whose identities are unknown to plaintiffs.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 24 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

## IV. SUBSTANTIVE ALLEGATIONS

### A. Background

25. The CBOT has been designated by the CFTC as a contract market pursuant to Section 5 of the CEA, 7 U.S.C. § 7. The CBOT submits to the CFTC for approval various rules and regulations through which the CBOT designs and creates the terms of various commodity futures contracts, and conducts trading in such contracts. A key purpose of the CBOT rules and amendments is to prevent price manipulation.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 25.

26. Included in the CBOT contracts are futures contracts for Ten Year Treasury Note futures contracts. The CBOT defines 10-year Treasury note futures contracts as "10 Year Treasury Note Futures." The CBOT rules refer to them as "Long Term T-Notes."

**ANSWER:**

Admitted.

27. The futures contract is a firm commitment to make or accept delivery of a specified quantity and quality of a commodity during a specific month in the future at a price agreed upon at the time the commitment is made. There are two sides to a futures contract. The "long" side is the buyer of the contract and is obligated to take delivery and pay for the commodity. The "short" side is the seller of the contract and is obligated to make delivery of the commodity.

**ANSWER:**

Admitted.

28. Futures contracts are standardized according to the terms specified by the CBOT or the other commodity exchange which creates the contract. This standardization makes such contracts fungible.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 28.

29. Upon acceptance of any trade in the fungible contracts on the CBOT, the CBOT clearinghouse effectively becomes the seller to every buyer of a CBOT futures contract and the buyer to every seller. Futures markets, the standardized and fungible futures contracts, and the mechanism of the clearing house to hold the other side of every futures contract, are specifically designed to facilitate and ease trading in one central market place by traders who are located throughout the world.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 29.

30. Thus, deliveries on futures contracts are very rare and less than 1% of all futures contracts traded each year result in delivery of the underling commodities. Instead, traders generally offset their futures positions before their contracts mature. For example, a purchaser of one June Ten Year Treasury Note futures contract can balance (usually called "liquidate" or "cancel" or "offset") his future obligation to the exchange clearing house to take delivery of the note by selling a June Treasury futures contract. The difference between the initial purchase price and the price of the "liquidating" sale represents the realized profit or loss for the holding of 99%-plus of the long side of the futures contracts traded.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 30.

31. The amount of contracts open to the clearinghouse is referred to as the "open interest". Absent more liquidations through trading, the open interest in a given contract,[*sic*] represents the number of deliveries that will have to be made and taken.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 31.

### B. The Ten Year Treasury Note Futures Contract Was Susceptible to Manipulation

32. The CBOT Ten Year Treasury Note futures contract trades for delivery during the end month of each quarter (March, June, September and December) for the next twelve quarters.

**ANSWER:**

Admitted.

33. When delivery is called for, the rules of the CBOT specify a number of different note issues from 6 ½ years to 10 years in time until maturity that are acceptable for delivery against the 10-year Treasury note futures contract.

**ANSWER:**

Admitted.

34. Although multiple Treasury notes are typically deliverable against a given futures contract (e.g., the June 2005 contract), usually a single Treasury note is most economical for shorts to deliver. This is referred to as the "cheapest to deliver" ("CTD") note. Which note is cheapest to deliver depends on a variety of factors. The pricing of the contract is based on a benchmark coupon rate of 6 percent. When interest rates are below 6 percent, it is typically cheapest to deliver the note with the shortest "duration," where a note's duration depends on its coupon rate and maturity. In the June contract, the February 2012 Treasury note was far cheaper or far less expensive than any other note.

**ANSWER:**

PIMCO Funds admits the allegations in the first three sentences of this paragraph, and denies the remaining allegations contained in paragraph 34.

35. Various notes in any given issuance are not merely purchased but socked away by foreign governments, pensions and others until maturity. Therefore, a substantial portion of the notes of any one issuance is not tradable nor readily available for trading or delivery on CBOT futures.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 35.

36. Those contracts that are readily available for trading comprise "float" for such issue. In Ten Year Treasury Note and other financial futures, the readily deliverable supply consists of the "float" of the CTD (cheapest to deliver) note.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 36.

37. In the June contracts, the CTD note was the February 2012 note.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 37.

38. The CBOT rules also specify the value to be received in exchange for delivery of each deliverable treasury note.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 38.

39. For the June 2005 Treasury Note futures contract, the cheapest to deliver note was the U.S. Treasury Note expiring in February 2012.

**ANSWER:**

Admitted.

40. The last trading day in the June contract was June 21, 2005 and the last delivery day was June 30, 2005. The first delivery notice day was May 31, 2005.

**ANSWER:**

Admitted.

41. In financial futures contracts (such as Treasury Note futures contracts) one of many forms of manipulation is to acquire a large long position and fail to liquidate or trade out of the position as the open interest declines.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 41.

42. Between 2000 and the second half of 2004, the volume and open interest of Treasury Note futures contract trading expanded significantly.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 42.

43. This great expansion in open interest and trading made it easier for someone to do the following: (1) purchase a large long futures contract position, (2) fail to liquidate such position when the tipping point in the contract was reached and the open interest began to decline, and (3) otherwise act to inflate manipulate prices.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 43.

44. CBOT Ten Year Treasury Note Futures contracts have become more susceptible to manipulation when, for example, a trader can acquire an enormous long position and demand more deliveries than can reasonably be commercially made in the cheapest to deliver note on such futures contract.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 44.

45. During 2004-2005, PIMCO, per William Gross and others, was well aware of the foregoing.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 45 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

## C. Chronology

### i. PIMCO's Holding During 2000-septemer 2004

46. From March 2000 until the present, there have been liquidity, dislocation and other risks that have made it undesirable to purchase a concentrated position in any single issue of ten year notes, i.e., notes with a maturity 6 ½ to 10 years forward. Thus, during the 2000-September 2004 time frame, PIMCO's largest end-of quarter holding of any one series of deliverable Treasury notes (i.e., notes of 6 ½ to 10 years), varied between from $1,350,000 and $464,000,000.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 46 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

**ii. September 2004-June 2005**

47. **[NO PARAGRAPH 47 IN COMPLAINT]**

48. On September 13, 2004, various PIMCO entities agreed to pay $50,000,000 and consented to cease and desist orders and to undertake reforms of their compliance and corporate governance in order to settle charges that they willfully violated or aided and abetted violation of (a) the antifraud provisions of the Investment Advisers Act of 1940 ("IAA"); (b) Section 17(d) of the Investment Company Act of 1940 ("ICA"); (c) Section 34 (b) of the ICA; and (d) Section 204A of the IAA. The SEC Order found that the PIMCO entities willfully violated each of the foregoing laws.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 48 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

49. On September 15, 2004, various PIMCO entities agreed to pay over $11.6 million and to undertake disclosure and compliance reforms in order to settle SEC charges that they violated (a) Section 206(2) of the IAA and Sections 12(b), 15(c), 17(d), and 34(b) of the ICA. The SEC Order found that PIMCO entities violated the foregoing sections of the law.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 49 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

50. The SEC proceedings that were settled in September 2004 ended PIMCO's enhancement of its income through market timing and expense reduction.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 50 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

51. Shortly after September 2004, PIMCO began to change dramatically its previous behavior in the U.S. Treasury Note futures markets.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 51 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

52. By March 30, 2005, PIMCO had caused to be purchased by its managed investment funds that PIMCO controlled, a total of in excess of 163,169 June 2005 United States Treasury note futures contracts. For example, PIMCO's Total Return Fund and Total Return Fund II, both of which are managed by William Gross, then held 113,760 and 5,369 10-year Treasury note June futures contracts, respectively. As of March 31, 2005 PIMCO's Commodity Real Return Strategy Fund, which is managed by John Brynjolfsson, held 6,595 10-year Treasury note June futures contracts.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 52 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

53. This June contract holding was far larger than any 10-year Treasury note futures contract holding by PIMCO between 2000 and September 2004.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 53 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

54. Also, on March 30, 2005, PIMCO held a total of 35,700,000 Treasury notes with a maturity in February 2012, with a market value $36,876,000. This note was the cheapest to deliver note on the June 2005 contract.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 54 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

55. As at June 30, 2005, PIMCO controlled a total of 11,394,100,000 Treasury bonds with a maturity date of February 2012 in its funds and portfolios, totaling a market value of $12,098,453,822. For example, as of June 30, 2005, the Total Return Fund and Total Return Fund II, managed by Mr. Gross, held a principal value of 9,811,800,000 and 290,500,000 Treasury notes with a maturity of February 15, 2012, respectively. As of June 30, 2005, the Real Return Fund, which is also managed by Mr. Brunjolfsson [*sic*], held a principal value of 286,100,000 Treasury notes with a maturity of February 15, 2012.

**ANSWER:**

PIMCO Funds denies the allegations in the first sentence of Paragraph 55, and admits the allegations in the second and third sentences of the paragraph.

56. This unprecedented, fantastical position represented approximately 45 percent of the total issue of February 2012 notes and constituted in excess of 75% of the "float" of such note. See par. 4-6 above.

**ANSWER:**

PIMCO Funds denies the allegations in the first sentence of this paragraph, and incorporates by reference its answers to par. 4-6 as its answer to the second sentence of this paragraph.

57. PIMCO's humongous, concentrated holding on June 30, 2005 of the illiquid February 2012 notes, which were then no longer deliverable on Ten Year note futures contracts, was twenty five times as large as PIMCO's next largest holding of any single issue of deliverable notes between 2000 and 2005.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 57 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

58. In sum, between April 1 and June 2005, PIMCO engaged in the highly unusual conduct of purchasing and largely failing to resell (despite attractive prices) at least 11.3 billion of the CTD notes.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 58 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

59. Some substantial portion of these purchases was made while PIMCO took deliveries on the June 2005 Ten Year Treasury Notes Futures contract. However, the information and knowledge of the more exact details of the precise timing and the precise rates and amounts of such purchases are exclusively within the possession of PIMCO. They are not publicly available nor otherwise available to plaintiffs absent discovery.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 59 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

60. During May and early June 2005, the open interest in the June contract plummeted rapidly but PIMCO held and did not liquidate its June contract position at the same rate (or at all). Again, the information and knowledge about the details of the precise timing and the precise rates and amounts of PIMCO's purchases, liquidations, and acceptance of deliveries on the June contract are exclusively within the possession of PIMCO. They are not publicly available nor otherwise available to plaintiffs absent discovery.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 60 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

61. From at least May 9, 2005 forward, PIMCO, through its enormous June contract position and other steps, had the ability to increase and manipulate prices of June contracts. Indeed, by May 9, 2005 at the latest, PIMCO internally committed to writing its intention to use its enormous long position and significant cash market position in a way to force the cheapest to deliver note on the June contract to go "special" by not rolling the June positions into September and by standing for delivery on June contracts. Among other statements, on May 9, PIMCO, per Chang Hong Zhu, stated: "Even if we just pulled off rolling we may be able to cause calendar to trade closer to 'historical norm' cheap level." Also on May 9, PIMCO, per Chris Dialynas, stated: "Prefer to stand for delivery and exploit potential for front month to go on special." As is alleged hereinafter, PIMCO's unprecedented futures and cash market holdings caused the repo market for the February 2012 notes to go "special" shortly after May 9 which further caused artificially high prices in the June contract.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 61 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

62. Between May 17 and 24, 2005, there was a pronounced rise in the prices of the June contract and of the February 2012 Note relative to comparable futures and notes. This spike began to dissipate through the beginning of June until another, smaller spike at the very end of June.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 62.

63. On or well before May 19, 2005, the U.S. Treasury note maturing in February 2012 became "special." "Special" is a technical term and it refers to a sub-species of what is known as a "repurchase agreement" or "repo".

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 63.

64. A "repurchase agreement" or "repo" occurs when a Treasury note holder borrows money by selling a note to a counterparty and agreeing to buy a note back later at a slightly higher price. Alternatively, such an agreement also occurs when an investor borrows a note, repays the loan with other notes purchased at a lower price, and then pockets the difference.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 64.

65. In a "special" repo, when one borrows a particular note from a lender, one must provide that specific type of note to the lender upon repayment. Typically, the reason is that such instrument is unusually scarce or valuable.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 65.

66. Between May 19 and the end of June 2005, the February 2005 note traded at least 100 basis points "special" in the repo market commencing on May 19, 2005 and continuing through the end of June.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 66.

67. The "specialness" reached 288 basis points on May 25 and 262 basis points on June 7.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 67.

68. During May and June 2005, traders who had sold the 10-year Treasury note due to mature in February 2012 found that they could not go into the open market and borrow such Note for delivery to their purchasers.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 68.

69. Billions of dollars of the 10-year Treasury repos were "failing" each day because one or more holders of the securities had stopped lending the note and there was extremely heavy demand for physical settlement.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 69 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

70. A "fail" typically occurs when an investor borrows a note with the intent of selling it in the future but is unable to return the borrowed note due to scarcity of the note or other problems in the marketplace. The "fails" here are indicative of an artificial shortage of the February 2012 note, i.e., the cheapest to deliver note on the June contract.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 70.

71. Usually only ***exogenous*** events cause these types of "fails" in the marketplace. For example, one of the largest spikes in "fails" occurred in response to the September 11, 2001 terrorist attacks.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 71.

72. No such exogenous event occurred in May and June 2005. However, PIMCO's highly unusual conduct was then occurring within the market.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 72 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

73. Further, during May and June 2005, the volatility of June 2005 Treasury Note futures contract prices greatly increased.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 73.

74. From May 18 until May 25, the open interest in the June contract fell 53 percent. From May 18 until June 1, 2005 the open interest fell 78 percent. The "specialness" of the February 2012 note, the inflation of its price relative to other notes, the "fails" in the note, the inflation of the June futures contract price relative to other benchmarks, and the increased volatility all coincided with PIMCO's highly unusual conduct and the tipping point when the open interest in the June contract began to decline.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 74 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

75. May 31, 2005 was the first delivery notice day, June 1 was the first delivery day, and June 21, 2005 was the last trading day in the June contract. As at June 1, 2005, notwithstanding the high prices of the June contract relative to other contracts, PIMCO had failed to liquidate and still held an enormous June contract long position.

**ANSWER:**

PIMCO Funds admits the allegations contained in the first sentence of Paragraph 75, and denies the remaining allegations in the paragraph insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

76. During June 2005, PIMCO took unusually large deliveries on its June contract rather than liquidating most of its June contracts.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 76 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

77. Also, during June 2005, PIMCO engaged in the highly unusual conduct of largely failing to make the CTD note available to other market participants notwithstanding the premium prices and attractive revenues PIMCO could have gained from such sales or loans.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 77 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

78. On June 21, 2005, due to the cumulative effect of PIMCO's many highly unusual acts, there was a very large open interest in the June contract of 151,000 contracts.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 78 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

79. This compares, for example, to the last day of trading of the September 2005 contract, when only 66,000 contracts were open.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 79.

80. The March 2005 contract had an unusual end of trading yet even it only had 115,000 open contracts as at the end of trading.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 80.

81. On June 29, 2005, the CBOT announced that it was amending CBOT Regulation 425.01 to establish a 50,000 contract position limit during the last 10 trading days of the Ten Year Treasury Note contract beginning with the December 2005 expiration cycle.

**ANSWER:**

Admitted.

82. This maximum limit of 50,000 contracts is extraordinarily large but was less than 33 1/3% of PIMCO's known June contract long position.

**ANSWER:**

PIMCO Funds denies the allegations contained in paragraph 82.

83. During June-September 2005, many market participants claimed that some one had squeezed the ten year June Ten Year Treasury Note contract and the CTD note thereunder. In response, PIMCO, per its CEO (Mr. Gross), asserted that one reason that PIMCO purchased the highly unusual large amount of February 2012 notes is that PIMCO was going to **continue** to hold such note for investment.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 83 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

84. In fact, by September 30, 2005, PIMCO sold out all of its huge holding of this Note. PIMCO's conduct contradicts the statements by PIMCO's CEO that PIMCO would **continue** to hold the cheapest to deliver notes after the expiration of the June contract. Such conduct strongly suggests that PIMCO originally took the deliveries for reasons other than responsible financial investment.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 84 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

85. In August 2005, PIMCO, per its CEO, stated that another reason that PIMCO took deliveries on the June contract was that PIMCO did not like the prices required to roll into the September 2005 Ten Year Treasury Note futures contract. To "roll", for a long like PIMCO, means to sell an existing long position and buy a later maturing futures contract, like the September or December 2005 contract.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 85 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

86. However, first, the June contract was, on an absolute basis, much more expensive than the September contract for large parts of the Class Period. PIMCO could have "rolled" forward to September at a handsome absolute profit during this time had PIMCO truly wanted to roll forward instead of manipulating and exacerbating the conditions in the June contract.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 86 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

87. Second, the September contract called for delivery of a more valuable cheapest to deliver note. Therefore, on a relative basis, the roll forward from the June contract to the September contract was attractive at additional other times during the Class Period.

**ANSWER:**

PIMCO Funds denies knowledge or information sufficient to form a belief as to the truth of the allegations contained in paragraph 87.

88. Third, the September futures contract was the most liquid instrument that could be traded. But the cheapest to deliver note on the June contract was a very illiquid instrument. PIMCO would incur higher transaction costs to trade out of the June note (as it in fact did).

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 88 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

89. Fourth, given the relative maturities and time periods, the cheapest to deliver note on the June contract could no longer be delivered on the September contract. In other words, even if PIMCO's sole choices were to take delivery on the June contract or roll forward to September (and PIMCO had many more choices than simply these two), PIMCO chose to do the following: it took an unprecedented highly concentrated position of enormous proportions in an illiquid note that was about to lose its value rather than rolling forward into the most liquid instrument, the September futures contract as to which the deliverable instrument was more valuable.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 89 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

90. Fifth, there were many ways for PIMCO to maintain exposure to treasury notes or treasury note futures other than rolling into the September futures. Such ways included rolling into the December futures contract, purchasing other liquid cash notes in diversified and liquid, tradable amounts, selling the June contract, and other commercially reasonable and financially responsible steps.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 90 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

91. These steps, along with simply liquidating the June futures or selling the cheapest to deliver notes on the June futures while the prices were high, were all more attractively priced than taking huge deliveries of the illiquid cheapest deliver note that would soon no longer be deliverable in the futures contract. But PIMCO took none of the foregoing steps. Thus, PIMCO's conduct further contradicts the attempted explanation by PIMCO's CEO for PIMCO's highly unusual series of highly unusual actions that cornered the cheapest to deliver note.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 91 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

**D. Motive And Intent**

92. The motive and intent for the foregoing manipulative acts was to increase financial return, including but not limited to, the return from the sale of Treasury note futures positions at the artificially high prices created by manipulation. This increased assets under management (directly and indirectly) and increases in assets under management increase PIMCO's fees.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 92 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

93. As a direct, proximate and foreseeable result of defendants' foregoing unlawful conduct, plaintiff and members of the Class have suffered damage.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 93 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

## V. CLASS ACTION ALLEGATIONS

94. Plaintiffs, identified in paragraphs 15-18 herein, bring this action on their own behalf and as a class action under Rules 23(a), (b)(2), and (b)(3) of the Federal Rules of Civil Procedure on behalf of:

> All persons who purchased, between May 9, 2005 and June 30, 2005 ("Class Period"), inclusive, a June 10-year Treasury note futures contract in order to liquidate a short position, or who delivered on the June 2005 futures contract in order satisfy a short position (the "Class"). Excluded from the class is defendant and any affiliated or associated party of the defendant.

**ANSWER:**

PIMCO Funds admits that Plaintiffs purport to bring this action under the referenced statute but denies that claims against it arise thereunder.

95. This action is properly maintainable as a class action. The members of the Class are so numerous and geographically dispersed that joinder of all Class members is impracticable. On information and belief, there are in excess of 1,000 members in the Class and they reside in various places throughout the United States.

**ANSWER:**

PIMCO Funds avers that paragraph 95 consists of contentions and conclusions of law, to which it is not required to respond. To the extent a response is required, PIMCO Funds denies the allegations contained in paragraph 95.

96. Questions of law and fact common to the members of the Class exist, and predominate over questions, if any, that may affect only individual members, because defendants have acted on grounds generally applicable to the entire Class. The questions of law and fact common to the Class include, but are not limited to:

(a) whether defendants' conduct violated the CEA, as amended, 7 U.S.C. §1 *et seq.*;

(b) whether prices of the 10-year Treasury notes, and June 10-year Treasury note futures contracts were artificially high during the Class Period due to defendant's conduct;

(c) what was the amount and timing of the defendants' purchases and holdings of 10-year Treasury notes and June 10-year Treasury futures contracts during the Class Period;

(d) whether and to what extent a person who liquidated their June Contract during the Class Period was injured; and

(e) whether plaintiff and the members of the Class suffered damages as a proximate result of defendants' unlawful conduct.

**ANSWER:**

PIMCO Funds avers that paragraph 96 consists of contentions and conclusions of law, to which it is not required to respond. To the extent a response is required, PIMCO Funds denies the allegations contained in paragraph 96.

97. Plaintiffs' interests are typical of, and not antagonistic to the interests of, the Class.

**ANSWER:**

PIMCO Funds avers that paragraph 97 consists of contentions and conclusions of law, to which it is not required to respond. To the extent a response is required, PIMCO Funds denies the allegations contained in paragraph 97.

98. The plaintiffs have retained competent counsel who are experienced in class actions and commodity futures litigation. Plaintiffs intend to prosecute this action vigorously.

**ANSWER:**

PIMCO Funds avers that paragraph 98 consists of contentions and conclusions of law, to which it is not required to respond. To the extent a response is required, PIMCO Funds denies the allegations contained in paragraph 98.

99. Defendants have acted on grounds generally applicable to the plaintiffs and the Class. Prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the defendants.

**ANSWER:**

PIMCO Funds avers that paragraph 99 consists of contentions and conclusions of law, to which it is not required to respond. To the extent a response is required, PIMCO Funds denies the allegations contained in paragraph 99.

100. There are no difficulties likely to be encountered in the management of this class action that would preclude its maintenance as a class action, and no superior alternative exists for the fair and efficient adjudication of this controversy.

**ANSWER:**

PIMCO Funds avers that paragraph 100 consists of contentions and conclusions of law, to which it is not required to respond. To the extent a response is required, PIMCO Funds denies the allegations contained in paragraph 100.

## COUNT I

## MANIPULATION IN VIOLATION OF THE COMMODITIES EXCHANGE ACT

101. Plaintiffs repeat and re-allege the previous allegations as if fully set forth herein.

**ANSWER:**

PIMCO Funds repeats its responses to the previous allegations contained above as if fully set forth herein.

102. Defendant's activities alleged herein created, and exacerbated conditions and artificial prices and constitute manipulation of the price of June Contracts, and the price of the CTD Treasury notes underlying those contracts, in violation of Sections 9(a) and 22(a) of the CEA, 7 U.S.C. §§ 13(a), 25(a).

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 102 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

103. Plaintiffs and members of the Class purchased one or more June Contracts in order to liquidate their short positions during the Class Period or make deliveries on such contract, and were injured as a result of defendants' manipulation of the price of those contracts and the price of the notes underlying those contracts, in violation of the CEA, 7 U.S.C. § 1, *et seq*.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 103 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

104. Defendants knowingly aided, abetted, counseled, induced, and/or procured the violations of the CEA alleged herein.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 104 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

105. Defendants willfully intended to assist the manipulation in violation of Section 22(a)(1) of the CEA, 7 U.S.C. § 25(a)(1).

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 105 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

106. Defendants and other unnamed parties including affiliates and associates of Defendants knowingly aided, abetted, counseled, induced, and/or procured or are responsible as control person for violations of the CEA alleged herein. Does 1-100 and other unnamed parties, including affiliates and associates of Defendants, knew of Defendants' manipulation and willfully intended to assist the manipulation in violation of Section 22(a)(1) of the CEA, 7 U.S.C. § 25(a)(1).

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 106 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

107. Plaintiffs and members of the Class are each entitled to actual damages for the violations of the CEA alleged herein.

**ANSWER:**

PIMCO Funds denies the allegations contained in Paragraph 107 insofar as the allegations are made as to it, and denies any knowledge or information sufficient to form a belief as to the truth of the allegations against any other defendant.

## AFFIRMATIVE DEFENSES

PIMCO Funds states the following additional defenses, without assuming the burden of proof on any defense, and reserves its right to assert additional defenses if and when they become appropriate.

## FIRST DEFENSE

Any loss or injury allegedly incurred by plaintiffs and the putative class was not proximately caused by any conduct of PIMCO Funds, nor did PIMCO Funds directly or indirectly induce the act or acts constituting the alleged cause of action. For example, any loss resulted from (a) intervening and/or superceding actions of individuals or entities over whom PIMCO Funds exercised no control, and/or (b) intervening and superceding events outside the control of PIMCO Funds, including, but not limited to, market events, current events, and/or industry forces.

**SECOND DEFENSE**

PIMCO Funds did not have a legal duty to take affirmative steps to make sure that plaintiffs and others who did not own the cheapest to deliver securities could obtain the cheapest of numerous deliverable issues of securities to make delivery.

**THIRD DEFENSE**

PIMCO Funds had fiduciary duties to its clients to maximize their economic interests within the bounds of law.

**FOURTH DEFENSE**

Plaintiffs willingly entered into contracts that expressly required them to deliver any one of numerous different issues of Treasury notes, not merely the cheapest to deliver notes. Plaintiffs expressly assumed the risk that they would have to deliver notes other than the cheapest to deliver. Any loss sustained by plaintiffs was caused or contributed to by their own conduct. Any claim for damages is barred or must be reduced by reason of that conduct.

**FIFTH DEFENSE**

At all relevant times, the price which plaintiffs claim was "manipulated" reflected the prices of Treasury notes that were deliverable under the express terms of the June contracts that were willingly entered into by plaintiffs. Therefore, the price of the

June contracts at all times reflected the prices of the underlying deliverable securities which the longs had agreed to buy and the shorts had agreed to sell.

**SIXTH DEFENSE**

Plaintiffs do not fairly and adequately represent the interests of the putative class they purport to represent and thus have no standing to maintain their claims.

**SEVENTH DEFENSE**

This action may not be maintained as a class action.

**EIGHTH DEFENSE**

Each plaintiff does not have standing to pursue claims asserted in the complaint.

**JURY DEMAND**

PIMCO Funds demands a trial by jury.

Dated: September 6, 2007

Respectfully submitted,

By: /s Blake T. Hannafan
Michael T. Hannafan
Blake T. Hannafan
Nicholas A. Pavich
Hannafan & Hannafan., Ltd.
One East Wacker Dr.
Suite 1208
Chicago, IL 60601
312-527-0055
**Attorneys for Defendant PIMCO Funds**

David A. Kotler *(pro hac vice)*
William Gibson *(pro hac vice)*
Dechert LLP
Princeton Pike Corporate Center
P.O. Box 5218
Princeton, NJ 08543-5218
(609) 620-3200

**CERTIFICATE OF SERVICE**

I, Blake T. Hannafan, hereby certify that on September 6, 2007, I electronically filed the **ANSWER AND ADDITIONAL DEFENSES OF PIMCO FUNDS TO FIRST AMENDED CONSOLIDATED CLASS ACTION COMPLAINT** using the ECF System and I hereby certify that I have mailed by United States Postal Service the document to the following non-ECF participants:

Vincent Briganti
Lowey Dannenberg Bemporad & Selinger, P.C.
One North Lexington Avenue
11th Floor
White Plains, NY 10601

Louis F. Burke
Louis F. Burke, P.C.
460 Park Avenue
21st Floor
New York, NY 10022

Christopher Lovell
Lovell Stewart Halebian, LLP
500 Fifth Avenue
New York, NY 10110

/s/ Blake T. Hannafan



END